SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
March 31st, 2006
SCOR
(Exact name of Registrant as specified in its chapter)
1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: March 31st, 2006

SCOR (Registrant)
By:	/s/ MARCEL KAHN
Marcel Kahn,
Chief Financial Officer

Press Release
09 January 2006
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Gilles Thivant is appointed Director of SCOR Vie for France
Gilles Thivant has taken over as the French market Director of SCOR Vie, the SCOR group’s subsidiary dedicated to Life Reinsurance. SCOR Vie is the leading Life reinsurer on the French market with a premium income of over EUR 380 million in 2005.
Gilles Thivant replaces Alain Chevreau, who has decided to take his career in a new direction. The Group would like to acknowledge the important contribution made by Alain Chevreau to the development of SCOR Vie on the French market since his arrival at SCOR in 1989.
Gilles Thivant, 39, an ISFA actuary, has been deputy director of SCOR Vie for France since his arrival at the Group in 1997. From 1991 to 1997, Gilles Thivant was technical manager for collective insurance at AXA Conseil. From 1989 to 1991, he worked at the Italian subsidiary of the UAP group.
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2006 Timetable

2005 Annual Premium Income	15 February 2006
2006 Renewals (excluding Asia)	28 February 2006
2005 Annual Results	22 March 2006
2006 Asia Renewals	13 April 2006
2006 1st quarter Results and General Meeting	16 May 2006
2006 1st half Results	30 August 2006
2006 3rd quarter Results	8 November 2006
Certain statements contained in this press release relating to SCOR’s plans, strategies and beliefs are forward-looking in nature and are based on management’s assumptions and beliefs in light of the information currently available. The forward-looking statements involve risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company.

Press Release
11 January 2006
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SCOR anticipates an increase of around 25% in the worldwide premium income of its Non-Life and Credit & Surety treaties
renewed on 1 January 2006
The SCOR Board of Directors’ meeting of 11 January 2006, chaired by Denis Kessler, examined the results of the Group’s renewal campaign.
Premium income linked to Non-Life and Credit & Surety treaties up for renewal on 1 January 2006 is up by around 25%.
These renewals on 1 January 2006 relate to around 80% of the worldwide Non-Life and Credit & Surety reinsurance treaties. European treaties and Credit & Surety contracts are almost entirely renewing on 1 January.
In a competitive environment, SCOR has improved its positioning, with satisfactory pricing conditions on all the markets (excluding the United States) on which the Group operates. The Group has won or regained 15% of new clients and many lead underwriting positions. The increase in premium income is in line with the Group’s underwriting plan and its strategic orientations, as presented in the Moving Forward plan: by over 20% in France, Germany, Canada, the Middle East and Asia (excluding Japan) as well as in Credit & Surety, and by over 40% in the United Kingdom and in Spain and Portugal.
In Life reinsurance, premium volume has increased by 5% for business up for renewal on 1 January 2006, representing around 50% of the SCOR’s portfolio in Life reinsurance.
The Group will be publishing a full summary of the 1 January 2006 renewals on 28 February 2006.
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The Board of Directors confirmed its firm intention to develop the Life reinsurance business, which constitutes one of the Group’s two centres of excellence.
Following the proposal of the Compensation and Nominations Committee, the Board of Directors unanimously agreed to confer the management of the SCOR Vie subsidiary to its Chairman, Denis Kessler.
2006 Timetable

2005 Annual Premium Income	15 February 2006
2006 Renewals (excluding Asia)	28 February 2006
2005 Annual Results	22 March 2006
2006 Asia Renewals	13 April 2006
2006 1st quarter Results and General Meeting	16 May 2006
2006 1st half Results	30 August 2006
2006 3rd quarter Results	8 November 2006
Certain statements contained in this press release relating to SCOR’s plans, strategies and beliefs are forward-looking in nature and are based on management’s assumptions and beliefs in light of the information currently available. The forward-looking statements involve risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company.

Press Release
15 February 2006
2005 Premium Income: EUR 2,407 million
***************
Gross written premiums by the SCOR Group for 2005 amounted to EUR 2,407 million, down 6% compared to 2004.
The SCOR Group’s gross written premiums for the 2005 financial year amounted to EUR 2,355 million at constant exchange rates, down 8% compared to 2004.
In Non-Life Reinsurance (Property treaties, Large Corporate Accounts and Credit & Surety), premium income reached EUR 1,383 million, quasi-stable compared to 2004.
In Life Reinsurance (individual and group life, long-term care, finance, disability and unemployment), premium income reached EUR 1,024 million, down 12% compared to 2004.
Premium income distribution by activity :
(Millions of Euros, at current exchange rates, under IFRS)

					Difference
	Premium Income		Premium Income		Current	Constant
	2005		2004		exchange	exchange
	2005	%	2004	%	rates	rates

Non-Life Reinsurance	1,383	57%	1,396	55%	-1%	-4%
Life Reinsurance	1,024	43%	1,165	45%	-12%	-13%

TOTAL	2,407	100%	2,561	100%	-6%	-8%

Geographic premium income distribution :
(Millions of Euros, at current exchange rates, under IFRS)

	2005	%	2004	%

Europe	1,336	55%	1,347	52%
North America	594	25%	762	30%
Asia-Pacific	217	9%	202	8%
Rest of the World	260	11%	250	10%

TOTAL	2,407	100%	2,561	100%

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2006 Timetable

2006 Renewals (excluding Asia)	28 February 2006
2005 Annual Results	22 March 2006
2006 Asia Renewals	13 April 2006
2006 1st quarter Results and General Meeting	16 May 2006
2006 1st half Results	30 August 2006
2006 3rd quarter Results	8 November 2006
Data in this press release relating to premium income has not been audited.
Certain statements contained in this press release relating to SCOR’s plans, strategies and beliefs are forward-looking in nature and are based on management’s assumptions and beliefs in light of the information currently available. The forward-looking statements involve risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company.

Press Release
28 February 2006
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SCOR records an increase of 25%
in its worldwide premium income renewed at 1 January 2006
for Non-Life & Credit and Surety treaties
1. In a competitive environment, SCOR is benefiting from recent developments in the reinsurance markets
The reinsurance market is currently affected by the exceptional climatic events that took place in 2005, as well as by the tightening of the retrocession market. In addition to this, the tendency observed on certain insurance markets over the past few years towards an increased retention by cedants, a higher level of recourse to non proportional coverage and consolidation through mergers and acquisitions, has been confirmed. This has resulted in a reduced volume of reinsurance on the most mature markets.
In this context, the SCOR Group has applied itself to:
(i)	regaining shares on treaties already in its portfolio, benefiting from the long-term relationships it has with its clients as well as from the upgrade of its rating to “A-, stable outlook” by Standard & Poor’s,

(ii)	redeveloping its client base by regaining 120 cedants and consolidating its relationships with existing clients by accepting new business, whilst developing the technical and financial innovation of its underwriting teams in the face of a more complex market, as well as their responsiveness in a market that only straightened itself out at the end of December,

(iii)	benefiting from the ALEA Europe renewal rights acquired on 10 December 2005, in accordance with its underwriting policy. These rights represented a written premium volume for SCOR of EUR 61 million at 1 January 2006.
During the 2006 renewals, the SCOR Group ensured that it stuck to its underwriting policy centred on profitability and on the quality of business underwritten. The Group has refused to underwrite business that does not meet its underwriting criteria, choosing for example to suspend relations with 39 of its Non-Life treaty clients.
2. SCOR is making significant progress on all of the Non-Life reinsurance markets
The renewals at 1 January 2006 involved 80% of the Property & Casualty and Liability treaty portfolio, 30% of Large Corporate Accounts business and almost the entire Credit & Surety portfolio.
2.1. Expected premiums in Property & Casualty, Liability and Credit & Surety treaties renewed at 1 January 2006 went up by 25% to EUR 1,041 million.
P&C and Credit & Surety Treaty development at 01/01/2006 (in EUR millions)

Written premiums for P&C and Credit & Surety Treaties in 2005	833

New business acquired / lost business regained *	+164	+19%

Increased shares/rates on existing treaties	+127	+15%

Terminations / share reductions	-83	-10%

Written premiums for P&C and Credit & Surety Treaties in 2006	1,041	+25%

(*)	of which new clients: EUR 83 millions
During these renewals, the rates observed across the various markets increased slightly and are currently at a satisfactory level.

è Non-Life Treaties in Europe
The renewals in Europe on 1 January 2006 involved 97% of the zone’s Non-Life treaties. In a satisfactory pricing environment, the Group recorded an increase of 26% for gross written premiums in Europe in 2006, bringing the total to EUR 746 million.
The Group gained or regained many clients, including several lead underwriting positions. With its existing clients, it increased its shares and signed new contracts.

▪	In France, the increase in gross written premiums in 2006 is estimated at +25%. The renewals enabled SCOR to regain its position as a major player on the market. The Group took up 36 lead underwriting positions and has benefited from the sharp rise in rates for non-proportional motor liability reinsurance.

▪	In the United Kingdom, the increase in gross written premiums in 2006 is estimated at +47%. On this market, which is particularly sensitive to the financial rating, SCOR benefited from the upgrade of the Group’s rating in 2005.

▪	In Spain and Portugal, the increase in gross written premiums in 2006 is estimated at +43%, notably due to the sharp increase in decennial coverage.

▪	In Germany and Austria, the increase in gross written premiums in 2006 is estimated at +25%; the Group notably benefited from the contribution made by a share of the ALEA Europe portfolio.

▪	In Italy, as in Eastern Europe, whose markets are amongst those most affected by the transition from proportional to non-proportional cover, by increased cedant retentions and by insurance consolidations, the increases in gross written premiums in 2006 are estimated at 11% and 8% respectively.

▪	In the Northern Europe zone (i.e. Scandinavia and Benelux) the increase in gross written premiums in 2006 is estimated at +25%.
è Non-Life Treaties in North America
Renewals in North America at 1 January 2006 involved 62% of the zone’s Property & Casualty treaty portfolio. Written premiums were up by 19% to EUR 104 million in this zone, however contrasting developments were observed between the United States and Canada:

▪	In the United States and Caribbean zone, the Group recorded an increase of 4% in the volume of gross written premiums. The Group continues to reduce its exposure in this zone and this increase results exclusively from an increase in rates. The Group is continuing with its policy of refusing to underwrite pure natural catastrophe cover programmes.

▪	In Canada, the Group recorded an increase of 33% in gross written premiums, benefiting from the effects of its upgraded rating and from an efficient commercial policy in a globally stable rate environment.
The remainder of the North American treaties will be renewed on 1 July.
è Non-Life Treaties in Asia
On Asian treaties up for renewal at 1 January 2006 (which is less than 30% of the zone’s portfolio), SCOR recorded an increase of 54% in gross written premiums, bringing the total to EUR 31 million.
The Group regained shares and won new clients in Malaysia and China. The upgrade of the Group’s rating enabled SCOR to recommence its activity in Australia.
Treaties in Japan and Korea, which represent a very significant share of the zone’s business, will be renewed on 1 April 2006.
è Non-Life Treaties in other countries
The rest of the world zone includes the Middle East, Africa and South America. With regard to treaties in this zone up for renewal at 1 January 2006 (i.e. 65% of the zone’s portfolio), SCOR recorded an increase of 12% in gross written premiums, bringing the total to EUR 96 million.
è Credit & Surety Business
Renewals of Credit & Surety treaties at 1 January 2006 involved almost the entire portfolio. Written premiums were up by around 35% to EUR 63 million. The upgrade of the Group’s rating and the strategic choice of business development in this field have enabled SCOR to retake its place as a first class player. Over half of this increase consisted of new business.
è These renewals at 1 January 2006, along with the renewals estimated for the rest of the year, mean that P&C Treaties and Credit & Surety can anticipate a gross written premium volume of around EUR 1,250 million for 2006.
2.2 Large Corporate Accounts
Renewals for facultative cover in this sector are carried out throughout the year without any particular periodicity.

At the end of 2005, 30% of the renewable portfolio was up for renewal. Gross written premium volume recorded an increase of 45% to EUR 91 million.
This significant increase is firstly due to improved access to business, following the upgrade of the Group’s rating. It is also the consequence of an increased rigidity in insurance/reinsurance conditions in certain market sectors where SCOR has a strong presence, such as the Energy risks sector.
Development of Large Corporate Accounts business at 1/01/2006 (EUR millions)

Written premiums for Large Corporate Accounts in 2005	62.5

New business acquired / lost business regained	+30.1	+48%

Increased shares / rates on existing treaties	+ 9.1	+14.5%

Terminations / share reductions	-10.9	-17.4%

Written premiums for Large Corporate Accounts in 2006	90.8	+45%

è These renewals at the end of 2005 and the renewals estimated for the rest of this year mean that Large Corporate Accounts can anticipate a gross written premium volume of around EUR 350 million for 2006.
3. Renewals in Life reinsurance:
In life reinsurance, business is underwritten throughout the year. The increase in premium volume for business up for renewal at 1 January 2006, representing around 50% of SCOR’s Life reinsurance portfolio, was 5%.
The activity forecast for Life Reinsurance depends largely on American underwriting, which is particularly sensitive to developments in the Group’s rating by AM BEST.
2006 Timetable

2005 Annual Results	22 March 2006
2006 Asia Renewals	13 April 2006
2006 1st quarter Results and General Meeting	16 May 2006
2006 1st half Results	30 August 2006
2006 3rd quarter Results	8 November 2006
Certain statements contained herein are forward-looking. These statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as “will”, “should”, “would” and “could.” These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause SCOR’s actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others: the impact of future investments, acquisitions or dispositions, and any delays, unexpected costs or other issues experienced in connection with any such transaction; cyclicality of the reinsurance industry; changes in general economic conditions, particularly in our core markets; uncertainties in estimating reserves; the performance of financial markets; expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy; the frequency, severity and development of insured claim events; acts of terrorism and acts of war; mortality and morbidity experience; policy renewal and lapse rates; changes in rating agency policies or practices; the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries; changes in levels of interest rates; political risks in the countries in which we operate or in which we insure risks; extraordinary events affecting our clients, such as bankruptcies and liquidations; risks associated with implementing our business strategies; changes in currency exchange rates; changes in laws and regulations, including changes in accounting standards and taxation requirements; and changes in competitive pressures.
These factors are not exhaustive. Additional information regarding risks and uncertainties is set forth in the current annual report of the company. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

Press Release
22 March 2006
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The SCOR group records a 75% increase in its net income at EUR 131 million
2005 Annual Results :
•	Gross written premiums: EUR 2,407 million (-6% compared to 2004)

•	Operating result: EUR 242 million (+22% compared to 2004)

•	Net income after tax: EUR 131 million (+75% compared to 2004)

•	Shareholders’ equity at 31 December 2005: EUR 1,719 million (+29% compared to 31 December 2004)

•	Return on Weighted Average Equity (RoE) for 2005: 8.6%

•	Proposed dividend of 0.05 EUR per share, subject to approval by the General Shareholders’ Meeting

•	Proposed regrouping of shares to exchange 1 new share for 10 old shares, subject to approval by the General Shareholders’ Meeting

•	Net income per share: EUR 0.148 (+59% compared to 2004)

•	Book value per share: EUR 1.792 (+9% compared to 2004)
Significant events in the financial year:
•	Combined ratio for Non-Life business of 102.8% excluding CRP (106.5 % including CRP). Impact of major natural catastrophes on the combined ratio for Non-Life business in 2005: 12 points.

•	Technical costs net of retrocessions (including reconstitution premium) as regards the major natural catastrophes that occurred in 2005: EUR 168 million before tax; impact on net income after tax: EUR 116 million

•	Margin on net earned premiums for Life reinsurance: 8.2% (compared to 4.2% in 2004)

•	Investment income: EUR 460 million (+33% compared to 2004)

•	RoI: 4.3% in 2005 compared to 3.3% in 2004
The SCOR Board meeting of 21 March 2006, chaired by Denis Kessler, closed the accounts at 31 December 2005.
Consolidated net income for 2005 was EUR 131 million, up 75% compared to 2004. This result is particularly evident in the satisfactory level of profitability for recent underwriting years in Non-Life reinsurance, which favours a portfolio balanced between the various types of risk and geographic zones. In Life reinsurance, the result has benefited from a favourable financial environment.
1. SCOR’s profitability level was satisfactory during a year marked by exceptional natural catastrophes
Gross written premiums for 2005 stood at EUR 2,407 million, down 6% at current exchange rates compared to those in 2004. At constant exchange rates, this decrease stands at 8%.
Operating income for 2005 stood at EUR 242 million, up 22% compared to 2004 (EUR 199 million). It was divided between a Non-Life operating income of EUR 159 million and a Life operating income of EUR 83 million.
Net income after tax for 2005 amounted to EUR 131 million compared to EUR 75 million in 2004, representing an increase of 75%. This demonstrates the solidity of the global technical income throughout a year marked by historic natural catastrophes. This result benefited from an increase in investment income due to a more active investment management policy and from the write-back of a provision for amortization of deferred tax assets for the Group in France, which became unnecessary given the restored profitability of the Group.

Group Shareholder’s Equity amounted to EUR 1,719 million at 31 December 2005, compared to EUR 1,335 million at 31 December 2004, representing an increase of 29%. The increase in shareholders’ equity is notably due to the incorporation of the 2005 results, along with the capital increase linked to IRP. Long-term capital, which includes shareholders’ equity and the Group’s long-term debts, amounted to EUR 2,472 million. RoE for 2005 amounted to 8.6%.
Group operating cash-flow for 2005 amounted to EUR –594 million. It stood at EUR +10 million excluding the effect of commutations carried out during the first half on the Non-Life and Vie American reinsurance portfolio, in the sum of EUR 604 million.
Net liabilities relating to contracts, which include technical reserves for insurance contracts as well as liabilities relating to financial contracts net of retrocessions, reached EUR 8,866 million at 31 December 2005, compared to EUR 9,020 million at 31 December 2004. This change of EUR -154 million (-2%) in the level of net liabilities relating to contracts is due to the commutations that took place in 2005 for the sum of EUR 604 million. Excluding these commutations, net liabilities relating to contracts were up by 5.3%.
Group overheads amounted to EUR 200 million for 2005, representing an increase of 2% compared to 2004. Due for the most part to the decrease in premium volume, the 2005 cost ratio amounted to 8.3%, compared to 7.7% for 2004.
The New SCOR plan, announced on 10 June 2005, is a global plan designed to improve the Group’s performance. It aims to achieve a cost ratio of around 5% by 2007.
In order to reduce costs, the Group conducted a Redundancy Plan in France in 2005, which was structured on a voluntary basis and which resulted in the departure of 101 people. Outside France, group staff numbers fell by 8.6% in 2005.
As part of the New SCOR plan, the Group has combined all of its Non-Life reinsurance activities within a single entity. This entity is designed to simplify the Group’s organisation, to increase its operating performance, to optimise its worldwide commercial network and to help reduce costs. The entity will be 100% owned by SCOR S.A., following the example of the Life reinsurance subsidiary created in 2003.
Tax costs in 2005 amounted to EUR 54 million, compared to EUR 46 million in 2004. SCOR’s return to sustainable profitability means that the Group was able to write back EUR 43 million from reserves for amortization of its deferred tax assets in France. In addition, the Group continues not to activate its tax credits related to the tax losses of its CRP and SCOR US subsidiaries.
2. Income by line of business
2.1. In Non-Life reinsurance (Property & Casualty, Large Corporate Accounts and Credit & Surety treaties), premium income reached EUR 1,383 millions in 2005, quasi-stable compared to 2004. The combined ratio for Non-Life reinsurance business amounted to 106.5% for 2005 compared to 101.8% for 2004. The 2005 combined ratio includes:
90.8 points (compared to 96.6 points in 2004) corresponding to a considerable improvement in claims expenses excluding natural catastrophes.
12 points (compared to 3.3 points in 2004) corresponding to the net technical cost1 of the major natural catastrophes2 that took place in 2005.
3.7 points (compared to 1.9 points in 2004) due to the technical loss generated by CRP, a run-off subsidiary.
The technical cost of the major natural catastrophes that took place in 2005 is divided as follows: EUR 82 million for Hurricane Katrina, EUR 24 million for Hurricane Rita, EUR 24 million for Hurricane Wilma, EUR 22 million for storms Erwin and Gudrun in Northern Europe in January 2005 and EUR 16 million for the floods in Central Europe in August 2005.
Taking account of these exceptionally frequent and severe loss events, operating income for Non-Life reinsurance business was up by 4% to EUR 159 millions for 2005, compared to EUR 153 million for 2004.
2.2. Gross written premiums in Life reinsurance reached EUR 1,024 million in 2005, compared to EUR 1,165 million in 2004. This decrease is due to the 30% contraction of business in the United States, particularly the annuities business, which was penalised by A.M. Best’s rating of the Group. In

[1]	Net technical costs : estimated costs net of retrocessions including reconstitution premium, before tax

[2]	A major natural catastrophe is defined by SCOR as an event with a net technical cost greater than EUR 10 million before tax

Europe, business was up by 3%. In Asia and the rest of the world, Life reinsurance business was up by 5%.
The operating result for Life reinsurance business reached EUR 83 million in 2005, compared to EUR 46 million in 2004, representing an increase of 80%. The high profitability level of Life reinsurance business was principally linked to the contribution made by investment income.
3. The contribution made by Group investment income to the net results has increased sharply
Investment income for 2005 amounted to EUR 460 million, compared to EUR 346 million in 2004, representing an increase of 33%. This development was mainly due to the asset allocation decision whilst increasing the relative proportion of share investments in a high growth potential market, which also meant that proceeds from capital gains were realised in the second half of 2005.
For 2005, investment income was distributed as follows: EUR 322 million in income from investments (compared to EUR 339 million in 2004), EUR 91 million in capital gains and losses from disposals net of depreciation (compared to EUR 20 million in 2004), EUR 8 million in exchange rate fluctuations (compared to EUR -13 million in 2004) and EUR 39 million in changes in fair value (compared to EUR -1 million in 2004).
At 31 December 2005, investments reached EUR 9,743 million, compared to EUR 10,034 million at 31 December 2004. This slight drop is due to the commutations carried out during the course of the year. At 31 December 2005, investments were divided between bonds (55.4%), cash and equivalents (17.1%), loans and receivables (14.1%), shares (10.1%) and real estate (3.3%).
Denis Kessler, Chairman and Chief Executive Officer, said:
“Despite an environment marked by historic natural catastrophes, SCOR has seen its profitability level increase significantly. Net income at EUR 131 million is up 75%, and net income per share has increased by 59%. A dividend of 5 Euro centimes per share will be proposed at the General Meeting.
These results confirm the pertinence of the strategic choices made three years ago, notably the decision to follow a prudent and diverse underwriting policy centred on the markets and lines of business which the Group knows well. 2005 demonstrated the balance achieved between Life and Non-Life reinsurance, as well as the reorientation of our business towards Europe and Asia.
The SCOR group is progressively achieving the objectives it set as part of the Moving Forward Plan, and is proving that its equity capital is fully commensurate with its underwritings, as its reserves are to its commitments. It is demonstrating its capacity to create value in a context of heightened competitiveness and increased loss occurrence.
Consolidated key figures under IFRS

In EUR millions	31 December	31 December
(at current exchange rates)	2004	2005	Change

Gross written premiums	2,561	2,407	-6%
Net earned premiums	2,542	2,237	-12%
Operating income	199	242	+22%
Net income after tax	75	131	+75%

In EUR millions	31 December	31 December
(at current exchange rates)	2004	2005	Change

Net liabilities relating to contracts	9,020	8,866	-2%
Investments	10,034	9,743	-3%
Shareholders’ equity	1,335	1,719	+29%

In EUR	31 December	31 December
	2004	2005	Change

Net earning per share (1)	0.093	0.148	+59%
Book value per share (2)	1.648	1.792	+9%
Share yield (3)	2.3%	3.0%	+30%

(1)	Net income per share: calculated pro rata of the number of shares in circulation over the year

(2)	Book value per share is calculated as at 31 December based on the number of shares in circulation on this date

(3)	(Dividend paid in year 2) / (average price at closing in year 1)

2006

2006 Asia Renewals	13 April 2006
2006 1st quarter Results and General Meeting	16 May 2006
2006 1st half Results	30 August 2006
2006 3rd quarter Results	8 November 2006
Certain statements contained herein are forward-looking. These statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as “will”, “should”, “would” and “could.” These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause SCOR’s actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others: the impact of future investments, acquisitions or dispositions, and any delays, unexpected costs or other issues experienced in connection with any such transaction; cyclicality of the reinsurance industry; changes in general economic conditions, particularly in our core markets; uncertainties in estimating reserves; the performance of financial markets; expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy; the frequency, severity and development of insured claim events; acts of terrorism and acts of war; mortality and morbidity experience; policy renewal and lapse rates; changes in rating agency policies or practices; the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries; changes in levels of interest rates; political risks in the countries in which we operate or in which we insure risks; extraordinary events affecting our clients, such as bankruptcies and liquidations; risks associated with implementing our business strategies; changes in currency exchange rates; changes in laws and regulations, including changes in accounting standards and taxation requirements; and changes in competitive pressures.
These factors are not exhaustive. Additional information regarding risks and uncertainties is set forth in the current annual report of the company. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.